INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

(Expressed in U.S. dollars)

NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Resources Inc. as at and for the three and six month periods ended June 30, 2016 have been prepared by management of Loncor Resources Inc. The auditors of Loncor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

CONTENTS

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position	4

Interim Condensed Consolidated Statements of Comprehensive Loss	5

Interim Condensed Consolidated Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information	8

2. Basis of Preparation	8

3. Summary of Significant Accounting Policies	9

4. Subsidiaries	10

5. Advances receivable	10

6. Related party transactions	10

7. Property, Plant and Equipment	11

8. Exploration and Evaluation Assets	12

9. Intangible Assets	12

10. Segmented Reporting	13

11. Accounts Payable	13

12. Share Capital	13

13. Share-Based Payments	15

14. Commitments	16

15. Financial risk management objectives and policies	16

16. Supplemental cash flow information	18

17. Employee retention allowance	19

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. dollars - unaudited)

	Notes	June 30, 2016	December 31, 2015
		$	$
Assets
Current Assets
Cash and cash equivalents		157,752	8,255
Advances receivable	5	62,176	42,000
Due from related parties	6	13,120	12,619
Prepaid expenses and deposits		79,330	67,846
Total Current Assets		312,378	130,720

Non-Current Assets
Property, plant and equipment	7	57,570	82,075
Exploration and evaluation assets	8	27,807,479	27,836,230
Intangible assets	9	1	1
Total Non-Current Assets		27,865,050	27,918,306

Total Assets		28,177,428	28,049,026

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	465,976	401,976
Accrued liabilities		148,551	194,983
Due to related parties	6	87,172	590,062
Employee retention allowance	17	593,322	570,487
Current Liabilities		1,295,021	1,757,508

Common share purchase warrants	12c	109,133	-

Total Liabilities		1,404,154	1,757,508

Commitments	14

Shareholders' Equity
Share capital	12	77,048,991	76,240,994
Reserves		8,169,227	8,142,017
Deficit		(58,444,944)	(58,091,493)
Total Shareholders' Equity		26,773,274	26,291,518
Total Liabilities and Shareholders' Equity		28,177,428	28,049,026

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		153,189,732	84,439,732

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the six months ended
	Notes
		June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
		$	$	$	$
Expenses
Consulting, management and professional fees		38,046	7,648	103,514	57,951
Employee benefits		49,061	48,923	92,105	79,874
Office and sundry		4,744	5,083	28,334	48,993
Compensation expense-share-based payment	13	20,620	-	27,210	-
Travel and promotion		25,387	16,074	44,166	30,506
Depreciation		987	7,394	2,025	14,851
Interest and bank expenses		75	844	578	1,051
Loss on derivative instruments	12c	12,126	-	12,126	-
Foreign exchange loss/(gain)		660	8,060	43,561	(74,314)
		(151,706)	(94,026)	(353,619)	(158,912)
Interest income		111	36	167	72

Loss		(151,595)	(93,990)	(353,452)	(158,840)

Comprehensive loss for the period		(151,595)	(93,990)	(353,452)	(158,840)

Loss per share, basic and diluted	12d	(0.00)	(0.00)	(0.00)	(0.00)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollars - unaudited)

		Common shares				Total
	Notes	Number of shares	Amount	Reserves	Deficit	Shareholders' equity
Balance at January 1, 2015		73,439,732	$75,715,014	$8,142,017	$(55,674,246)	$28,182,785

Loss for the period		-	-	-	(158,840)	(158,840)
Common shares issued		11,000,000	525,980	-	-	525,980
Balance at June 30, 2015		84,439,732	$76,240,994	$8,142,017	$(55,833,086)	$28,549,925

Loss for the period		-	-	-	(2,258,406)	(2,258,406)
Balance at December 31, 2015		84,439,732	$76,240,994	$8,142,017	$(58,091,492)	$26,291,518

Loss for the period		-	-	-	(353,452)	(353,452)
Share-based payments		-	-	27,210	-	27,210
Common shares issued		68,750,000	807,997	-	-	807,997
Balance at June 30, 2016		153,189,732	$77,048,991	$8,169,227	$(58,444,944)	$26,773,274

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
		$	$	$	$

Cash flows from operating activities
Loss for the period		(151,595)	(93,990)	(353,452)	(158,840)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		987	7,394	2,025	14,851
Share-based payments - employee compensation	13	20,620	-	27,210	-
Common share purchase warrants		12,126	-	12,126	-
Employee retention allowance	17	6,374	10,588	20,385	(24,576)
Changes in non-cash working capital
Advances receivable		(5,096)	101	(20,176)	(1,535)
Prepaid expenses and deposits		5,483	9,089	(11,484)	(21,601)
Due from related parties		(6,762)	(541)	(501)	(541)
Accounts payable		(17,921)	66,290	87,492	127,009
Accrued liabilities		(12,674)	2,637	(46,432)	(56,867)
Net cash used in operating activities		(148,458)	1,568	(282,807)	(122,100)

Cash flows from investing activities
Disposition of capital assets		-	-	2,400	94,489
Expenditures on exploration and evaluation assets		(28,843)	(179,502)	(222,996)	(503,003)
Net cash used in investing activities		(28,843)	(179,502)	(220,596)	(408,514)

Cash flows from financing activities
Proceeds from share and warrants issuance, net of issuance costs		163,143	-	905,004	525,980
Due to related parties		9,007	156,202	(502,890)	(16,308)
Funds received from Randgold		10,625	-	250,786	-
Net cash provided from financing activities		182,775	156,202	652,900	509,672

Net increase (decrease) in cash during the period		5,474	(21,732)	149,497	(20,942)
Cash and cash equivalents, beginning of the period		152,278	56,421	8,255	55,631
Cash and cash equivalents, end of the period		157,752	34,689	157,752	34,689

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

1. CORPORATE INFORMATION

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2016 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo SARL, and in the U.S., Nevada Bob’s Franchising, Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2. BASIS OF PREPARATION

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2016 have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2015, which include information necessary to understand the Company’s business and financial statement presentation.

b)	Continuation of Business

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial assets which are presented at fair value.

The Company incurred a net loss of $353,452 for the six months ended June 30, 2016 (six months ended June 30, 2015 - $158,840) and as at June 30, 2016 had a working capital deficit of $982,643 (December 31, 2015: $1,626,788).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. Management is exploring all available options to secure additional funding, including equity financing and strategic partnerships. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, certain market conditions may cast significant doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

c)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries (see note 4).

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

c)	Newly Applied Accounting Standard

The following amended standard was adopted as of January 1, 2016:

•	IAS 1, “Presentation of Financial Statements” (amendment).

The adoption of this amended standard did not have a significant impact on the Company’s consolidated financial statements.

d)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

4. SUBSIDIARIES

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant

5. ADVANCES RECEIVABLE

	June 30, 2016	December 31, 2015
Advances receivable	$62,176	$42,000

The balance of $62,176 pertains to advances to employees and suppliers (December 31, 2015 - $42,000).

6. RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six months ended June 30, 2016 and June 30, 2015 were as follows:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Salaries	$34,174	$36,451	$68,049	$72,604
Employee retention allowance	$2,848	$3,037	$5,671	$6,050
Compensation expense-share-based payments	$20,620	$-	$27,210	$-
	$57,642	$39,489	$100,929	$78,655

b)	Other Related Parties

As at June 30, 2016, an amount of $13,120 was due from related parties incurred in connection with common expenses in the Congo comprising $1,220 due from Gentor Resources Limited (“Gentor”) and $11,900 due from Delrand Resources Limited (“Delrand”), both of which are companies with common directors (December 31, 2015 - $12,619 due from Delrand).

As at June 30, 2016, an amount of $33,514 relating to advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2015 - $527,826).

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

As at June 30, 2016, an amount of $53,658 was due to Gentor related to common expenses (December 31, 2015 - $62,236 due to Gentor).

	June 30, 2016	December 31, 2015
Due from related party	$13,120	$12,619
Due to related parties	87,172	590,062

The amounts included in the due from/to related party are non-interest bearing and are payable within 12 months.

7. PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Field camps and equipment	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2015	160,601	213,519	213,360	699,657	84,906	1,372,043
Additions	-	-	-	-	-	-
Disposals	(8,815)	(110,827)	(201,653)	(274,654)	-	(595,949)
Balance at December 31, 2015	151,786	102,692	11,707	425,003	84,906	776,094
Additions	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Balance at June 30 2016	151,786	102,692	11,707	425,003	84,906	776,094

Accumulated Depreciation
Balance at January 1, 2015	129,027	206,411	213,360	563,733	66,666	1,179,197
Additions	5,329	4,947	-	76,931	18,240	105,448
Disposals	(5,107)	(109,524)	(201,653)	(274,342)	-	(590,625)
Balance at December 31, 2015	129,249	101,834	11,707	366,323	84,906	694,019
Additions	2,198	473	-	21,834	-	24,505
Disposals	-	-	-	-	-	-
Balance at June 30 2016	131,447	102,307	11,707	388,157	84,906	718,524

Carrying amounts
Balance at December 31, 2015	22,537	858	-	58,680	-	82,075
Balance at June 30, 2016	20,339	385	-	36,846	-	57,570

During the six months ended June 30, 2016, depreciation in the amount of $22,479 (six months ended June 30, 2015 - $47,490) was capitalized to exploration and evaluation assets.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

8. EXPLORATION AND EVALUATION ASSETS

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its mineral properties in the Congo:

	North Kivu	Ngayu	Total
Cost
Balance as at January 1, 2015	9,924,001	19,516,926	29,440,927
Additions	22,481	522,822	545,303
Impairment loss	-	(2,300,000)	(2,300,000)
Balance as at December 31, 2015	$9,946,482	$17,739,748	$27,686,230
Additions	5,205	216,828	222,033
Adjustment for Randgold payment	-	(250,784)	(250,784)
Balance as at June 30, 2016	$9,951,687	$17,705,792	$27,657,479

There is $150,000 of intangible exploration and evaluation expenditures as at June 30, 2016. The intangibles have not been included in the table above. There have not been any additions or disposals of intangible assets since January 1, 2014.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 49 exploration permits covering 13,375 square kilometres. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining.

b.	Ngayu

The Ngayu project covers an area of 2,077 square kilometres and is found within the Orientale Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers most of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

Due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset (as at December 31, 2015) was assessed. The asset’s recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015. As at June 30, 2016, the Company conducted an impairment analysis and concluded that an additional impairment charge or gain was not required.

9. INTANGIBLE ASSETS

The Company’s intangible assets include licenses and rights. Based on management’s assessment, these intangible assets have been valued at $1 as their fair value is nominal.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

10. SEGMENTED REPORTING

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

June 30, 2016

	Property, plant		Exploration and
	and equipment	Intangible assets	evaluation
Congo	$38,827	-	$27,807,479
Canada	$18,743	$1	-
	$57,570	$1	$27,807,479

December 31, 2015

	Property, plant		Exploration and
	and equipment	Intangible assets	evaluation
Congo	$61,306	-	$27,836,230
Canada	$20,769	$1	-
	$82,075	$1	$27,836,230

11. ACCOUNTS PAYABLE

The following table summarizes the Company’s accounts payable:

	June 30, 2016	December 31, 2015
Exploration and evaluation expenditures	$230,345	$253,837
Non-exploration and evaluation expenditures	$235,631	$148,139

Total Accounts Payable	$465,976	$401,976

12. SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

b)	Issued share capital

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$480,000. In March 2015, the Company closed a non- brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$180,000. Arnold Kondrat, President, Chief Executive Officer and a director of the Company, purchased 3,500,000 of the shares issued under the February 2015 private placement and 500,000 of the shares issued under the March 2015 private placement.

In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000 (the "Offering"). Arnold Kondrat, President, Chief Executive Officer and a director of the Company, acquired 60,000,000 of the shares issued under the Offering. Mr. Kondrat now holds 74,300,818 (or 48.5%) of the outstanding common shares of the Company. A portion of the proceeds of the Offering were used to repay short term, non-interest bearing loans totalling Cdn$825,000 provided to the Company by Mr. Kondrat.

In June 2016, the Company closed a non-brokered private placement of 1,750,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$210,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

As of June 30, 2016, the Company had issued and outstanding 153,189,732 common shares (December 31, 2015 – 84,439,732) and no preference shares are issued and outstanding.

c)	Common share purchase warrants

As at June 30, 2016, the Company had outstanding 875,000 (December 31, 2015 – $nil) common share purchase warrants. No warrants were forfeited or cancelled during the six month period ended June 30, 2016 (year ended December 31, 2015 – $nil). The common share purchase warrants are classified as a liability because they are a derivative financial instrument due to their currency differing from the functional currency of the Company. The common share purchase warrants are re-valued at year and period end, with a gain or loss reported on the consolidated statement of comprehensive income (loss). As at June 30, 2016, the Company recognized in the consolidated statement of comprehensive loss $12,126 representing the fair value on this derivative financial instrument. The following table summarizes the Company’s common share purchase warrants outstanding as at June 30, 2016:

		Granted							Remaining
	Opening	during			Closing	Exercise	Exercise period		contractual life
Date of Grant	Balance	period	Exercised	Expired	Balance	Price	(months)	Expiry Date	(months)
29/06/2016	–	875,000	–	–	875,000	$ 0.18	24	29/06/2018	24

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date were as follows:

	June 30, 2016	June 29, 2016
Risk free interest rate	0.48%	0.48%
Expected life	2 years	2 years
Annualized volatility	179.41%	179.41%
Dividend yield	0.00%	0.00%
Fair value (Cdn$)	$ 0.16	$ 0.14

d)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six months ended June 30, 2016, amounting to 151,770,288 and 130,874,815 ( three and six months ended June 30, 2015 – 84,439,732 and 81,607,907) common shares. The diluted weighted average number of common shares outstanding for the three and six months ended June 30, 2016 amounted to 151,770,288 and 130,874,815 (three and six months ended June 30, 2015 – 84,439,732 and 81,607,907) common shares. As at June 30, 2016, fully diluted earnings per share calculated by adding 3,215,000 (December 31, 2015 – 1,395,000) common shares related to stock options and 875,000 common share purchase warrants were the same as the basic earnings per share.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

13. SHARE-BASED PAYMENTS

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversariesof the grant date.

The following tables summarize information about stock options:

For the six months ended June 30, 2016:

		During the Period					Weighted
							average
Exercise Price								Vested &
	Opening Balance					Closing Balance	remaining		Unvested
Range (Cdn$)		Granted	Exercised	Forfeiture	Expired			Exercisable
							contractual
							life (years)
0-0.99	-	2,400,000	-	-	-	2,400,000	3.51	-	2,400,000
1.00 - 1.25	815,000	-	-	-	-	815,000	0.37	815,000	-
2.45 - 2.69	580,000	-	-	-	(580,000)	-	0.00	-	-
	1,395,000	2,400,000			(580,000)	3,215,000	2.71	815,000	2,400,000
Weighted Average Exercise Price (Cdn$)	0.71	0.06			2.65	0.31		1.05	0.06

For the six months ended June 30, 2015:

		During the Period					Weighted
							average
Exercise Price								Vested &
	Opening Balance					Closing Balance	remaining		Unvested
Range (Cdn$)		Granted	Exercised	Forfeiture	Expired			Exercisable
							contractual
							life (years)
1.00 - 1.25	2,315,000	-	-	(680,000)	(700,000)	935,000	2.40	935,000	-
1.26 - 1.80	-	-	-	-	-	-	-	-	-
2.45 - 2.69	895,000	-	-	(315,000)	-	580,000	0.84	580,000	-
	3,210,000	-	-	(995,000)	(700,000)	1,515,000	1.80	1,515,000	-
Weighted Average Exercise Price (Cdn$)	1.55			1.57	1.25	1.68		1.68

There were 2,400,000 options granted during the six months ended June 30, 2016. The weighted average fair value of stock options issued and outstanding as at June 30, 2016 was estimated at Cdn$0.11 per stock option at the grant date (year ended December 31, 2015 – Cdn$0.94) .

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

The model inputs for options granted during the six months ended June 30, 2016 included the following (no options were granted during the six months ended June 30, 2015):

Six month period ended	June 30, 2016
Risk free interest rate	0.54%
Expected life	3.00
Annualized volatility	128.69%
Dividend yield	0%
Forfeiture rate	2%
Grant date fair value (Cdn$)	$0.06

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

During the six months ended June 30, 2016, the Company recognized in the statement of comprehensive loss as an expense $27,210 (six months ended June 30, 2015 – $nil) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan.

14. COMMITMENTS

Lease Commitments

The Company has no future operating lease commitments as at June 30, 2016.

15. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from and due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents is ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

b)	Risk Management Policies

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2016. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at June 30, 2016.

June 30, 2016
Canadian dollar
Cash and cash equivalents	177,171
Accounts payable and accrued liabilities	(492,521)
Employee retention allowance	(239,826)
Total foreign currency financial assets and liabilities	(555,176)
Foreign exchange rate at June 30, 2016	0.7742
Total foreign currency financial assets and liabilities in US $	(429,817)
Impact of a 10% strengthening of the US $ on net loss	(42,982)

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, advances receivable, and due from related parties. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at June 30, 2016 and December 31, 2015 was as follows:

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

	June 30,	December 31,
	2016	2015
Cash and cash equivalents	$157,752	$8,255
Advances receivable	$62,176	$42,000
Due from related parties	$13,120	$12,619
	$233,048	$62,874

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $465,976, accrued liabilities of $148,551, due to related parties of $87,172, and employee retention allowance of 593,322 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	June 30,	December 31,
	2016	2015
Share capital	$77,048,991	$76,240,994
Reserves	$8,169,227	$8,142,017
Deficit	$(58,444,944)	$(58,091,493)
	$26,773,274	$26,291,518

16. SUPPLEMENTAL CASH FLOW INFORMATION

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the three months ended		For the six months ended
	Note	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Depreciation included in exploration and evaluation assets	8	10,945	$20,881	$22,479	$47,491
Employee retention allowance included in exploration and evaluation assets	17	$2,450	$2,450	$4,900	$4,900

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2016
(Expressed in U.S. dollars, except for per share amounts - unaudited)

17. EMPLOYEE RETENTION ALLOWANCE

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at June 30, 2016, the Company had accrued a total liability of $593,322 (December 31, 2015 - $570,487).

The following table summarizes information about changes to the Company’s employee retention allowance during the six months ended June 30, 2016.

$
Balance at December 31, 2014	602,478
Additions	18,890
Foreign exchange gain	(29,963)
Paid to employees	(20,918)
Balance at December 31, 2015	570,487
Additions	8,146
Foreign exchange gain	14,689
Balance at June 30, 2016	593,322

Of the $8,146 accrued during the six months ended June 30, 2016, 4,900 (December 31 2015 - $9,800) was capitalized to exploration and evaluation expenditures.